201 Daktronics Drive PO Box 5128
Brookings, SD 57006-5128
October 9, 2012
tel 800-843-5843 605-692-0200
fax 605-697-4700
via EDGAR and U.S. Mail
www.daktronics.com

Mr. Terence O'Brien
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, DC 20549

Re: Letter dated September 26, 2012 regarding certain matters related to the Daktronics, Inc. Form 10-K for the fiscal year ended April 28, 2012 and Form 10-Q for the period ended July 28, 2012.
File No. 0-23246

Dear Mr. O'Brien:

We received your comment letter dated September 26, 2012 requesting explanation and supplemental information on the above-referenced filings and have provided the underlying information in response. We welcome comments you make on our filings, as our goal is to ensure that the filings are in accordance with all applicable rules and regulations. Each of your comments are included and numbered in the same order as your letter and are followed by our response.

Form 10-K for the year ended April 28, 2012

Management's Discussion and Analysis, page 20

Critical Accounting Policies and Estimates, page 21

1.
We note your disclosure on page 22 that subsequent to April 28, 2012, you became aware of circumstances that could cause an increase in your allowance for doubtful accounts in an amount between $0 and $2.5 million. Please revise future filings to describe the specific factors impacting collectability and disclose the extent to which your credit risk varies by geographic region.

Response: Beginning with our Quarterly Report on Form 10-Q for the second fiscal quarter ending October 27, 2012, we will provide additional discussion of the specific factors impacting collectability and, if applicable, the extent to which credit risk varies by geographic region, in accordance with disclosures required by Accounting Standards Codification (“ASC”) 450-20-50.

Liquidity and Capital Resources, page 33

2.
We note that days sales outstanding increased from 45 days as of April 30, 2011, to 54 days as of April 28, 2012, which you attribute to the “natural volatility that can occur with large projects and the timing of customer payments.” This buildup in accounts receivable had a material adverse impact on your operating cash flows for fiscals 2012 and 2011. We also note that the change in billings in excess of costs and estimated earnings had a material adverse impact on your operating cash flow for fiscal 2012. Please revise future filings to expand your discussion on page 33 regarding the changes in DSO, and billings in excess of costs and estimated earnings, as the current disclosure does not fully explain the variances. Specifically address whether there were any material changes in A/R aging, contractual payment/billing terms, and/or the materiality of customer disagreements, or any other known factors that materially impact these balances. Refer to Item 303(a)(1) of Regulation S-K.

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
October 9, 2012

Response: Beginning with our Quarterly Report on Form 10-Q for the second fiscal quarter ending October 27, 2012, we will provide additional discussion in the liquidity and capital resources section to adequately explain any significant variances in days sales outstanding and billings in excess of costs and estimated earnings and whether there were any material changes in A/R aging, contractual billing/terms, and/or the materiality of customer disagreements or any other known factors that materially impacted these balances in accordance with Item 303(a)(1) of Regulation S-K.

3.
On page 33 you disclose days inventory outstanding increased from 41 days as of April 30, 2011, to 53 days as of April 28, 2012. This apparent buildup in inventories adversely impacted your operating cash flow surplus in fiscals 2012 and 2011. In future filings, please explain material variances in the inventory ratio.

Response: Beginning with our Quarterly Report on Form 10-Q for the second fiscal quarter ending October 27, 2012, we will expand our disclosure, when applicable, to adequately address material changes in the inventory ratio.

Note 5. Selected Financial Statement Data, page 52

4.
You disclose that inventories are reported net of an allowance for excess and obsolete inventory. In future filings, please revise herein to present a rollforward and show the activity in this allowance for the periods presented, or include it within the Schedule II. Refer to Rule 12-09 of Regulation S-X.

Response: Beginning with our Annual Report on Form 10-K for the fiscal year ending April 27, 2013, we will provide an inventory allowance rollforward in Schedule II in accordance with Rule 12-09 of Regulation S-X.

Note 15. Commitments and Contingencies, page 62

5.
We note your disclosure that you are involved in various claims and legal actions arising in the normal course of business, but for which you believe the disposition of these matters, taken as a whole, will not have a material adverse effect on your consolidated financial statements. In future filings, please provide the disclosures required by ASC 450-20-50-1 - 50-2 for probable loss contingencies in which you have recognized an accrual. Please also provide the disclosures required by ASC 450-20-50-3 - 50-8 for reasonably possible losses in excess of accrual. Please ensure your disclosures describe the loss contingency using the terms referenced in ASC 450-20-25. Please note that disclosure of the accrual of probable losses and the disclosure of reasonably possible losses in excess of accruals may be provided on an aggregated basis. To the extent that you have determined that the reasonably possible loss in excess of accrual is immaterial, please disclose that fact.

Response: We have concluded that, under ASC 450, there is not a reasonable possibility that a loss or additional loss had been incurred during the period covered by our Annual Report on Form 10-K for the fiscal year ended April 28, 2012 and, accordingly, we have made no accruals in our consolidated financial statements.

Nevertheless, we will revise our disclosures in future filings in response to this comment. The following (updated to reflect current information) is our proposed disclosure (the “Proposed Disclosure”). Changes will be made to the first paragraph of the Commitments and Contingencies footnote in our Quarterly Report on Form 10-Q for the fiscal quarter ending October 27, 2012 and all other future filings.

Proposed Disclosure:
Litigation: We are a party to legal proceedings and claims that arise during the ordinary course of business. We review our legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follow appropriate accounting guidance when making accrual and disclosure decisions. We establish accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. We do not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
October 9, 2012

only reasonably possible or remote. Our assessment of whether a loss is reasonably possible or probable is based on our assessment and consultation with legal counsel regarding the ultimate outcome of the matter following all appeals.

As of October 27, 2012, we do not believe that there was a reasonable possibility that any material loss for these various claims or legal actions, including reviews, inspections or other legal proceedings, if any, had been incurred, except as noted in our allowance for doubtful accounts contingency below. Accordingly, no accrual has been made related to these matters. Although the consequences of certain unresolved proceedings are not presently determinable, the outcome of any litigation is inherently uncertain, and an adverse outcome from certain matters could have a material effect on our earnings in any given reporting period. Given these uncertainties and the stage of these unresolved proceedings, we are unable to estimate any loss or range of loss for disclosure purposes. However, in the opinion of management, the ultimate liability is not expected to have a material effect on our financial position, liquidity or capital resources.

Form 10-Q for the period ended July 28, 2012

6.
Please explain to us in detail how you determined that the $1.8 million Transportation segment loss reversal (page 18) was appropriately recognized in the July 28, 2012, quarter instead of in the April 28, 2012, quarter. In this regard, we note that the April 28, 2012 Form 10-K was filed midway through the July 28, 2012, quarter. Identify the specific events and circumstances which precipitated the accounting change and how you determined that recognition in the fourth quarter was not required. We may have further comment.

Response: Per our accounting policy as disclosed in our Annual Report on Form 10-K for the fiscal year ended April 28, 2012, earnings on construction-type contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the estimated total costs on construction-type contracts. In accordance with ASC 250-10-45-17, changes in estimates are reflected in the periods in which they become known and are treated prospectively.

The $1.8 million reduction in estimated costs resulted from a change in estimated costs to complete a large procurement contract, which became certain after our fiscal year ended April 28, 2012. Therefore, according to our accounting policy, which reflects guidance found in ASC 250-10-45 and ASC 605-35-25, it was appropriate to recognize this change in estimate during our first quarter of fiscal 2013 as shown in our Quarterly Report on Form 10-Q for the fiscal quarter ended July 28, 2012. At the end of fiscal 2012, we were confident in our process to reasonably estimate costs and determined that all estimated costs were adequate based on the facts and circumstances that were known at year end.

The contract relating to the estimated changes included a number of customer specifications which were to be designed into the display system. Estimated costs included costs to replace or rebuild portions of the system until the system was completed through manufacturing, installation, and on-site testing. System testing was completed and the customer's formal acceptance occurred during the first quarter of fiscal 2013, which provided assurance and evidence the system worked to the specifications as required by our customer. At that time, the corresponding costs that were originally estimated were adjusted as appropriate.

In responding to your comments, we acknowledge that (i) Daktronics, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Daktronics, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Commission's comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses. You may feel free to contact me directly at 605-692-0214. Also, please note that we have copied our securities attorney and auditors with this letter, as they obviously are closely involved in reviewing our disclosures and reporting practices.

Mr. Terence O’Brien
Branch Chief
United States Securities and Exchange Commission
October 9, 2012

Sincerely,

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:	James B. Morgan, President and CEO, Daktronics, Inc.
Michele D. Vaillancourt, Winthrop & Weinstine, P.A.
William P. Miller, Ernst & Young LLP